UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

BUILDERS FIRSTSOURCE, INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

12008R-10-7
(CUSIP Number)

Building Products, LLC
450 Lexington Avenue, 31st Floor
New York, New York 10017
(212) 286-8600
Attention: Paul S. Levy

With copies to:

Robert B. Pincus, Esq.	Steven J. Gartner, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Mark A. Cognetti, Esq.
One Rodney Square, P.O. Box 636	Willkie Farr & Gallagher LLP
Wilmington, Delaware 19899-0636	787 Seventh Avenue
(302) 651-3000	New York, NY 10019-6099
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 23, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

NOTE:               Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Building Products, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund V, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 8,952,551.5*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 8,952,551.5*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,952,551.5*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14		TYPE OF REPORTING PERSON PN
*      Subject to the closing of the Recapitalization Transaction (as defined below), JLL Partners Fund V, L.P. may become the beneficial owner of additional shares of common stock, par value $0.01 per share (“Common Stock”), of Builders FirstSource, Inc. (the “Company”) pursuant to the Investment Agreement (as defined below), the Debt Exchange (as defined below), and the Rights Offering (as defined below), as described below in Item 4 of this Amendment No. 4 to Schedule 13D.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates V, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 8,952,551.5*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 8,952,551.5*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,952,551.5*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14		TYPE OF REPORTING PERSON PN
*      Subject to the closing of the Recapitalization Transaction, JLL Associates V, L.P. may become the beneficial owner of additional shares of Common Stock of the Company pursuant to the Investment Agreement, the Debt Exchange, and the Rights Offering, as described below in Item 4 of this Amendment No. 4 to Schedule 13D.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates G.P. V, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 8,952,551.5*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 8,952,551.5*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,952,551.5*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14		TYPE OF REPORTING PERSON OO
*      Subject to the closing of the Recapitalization Transaction, JLL Associates G.P. V, L.L.C. may become the beneficial owner of additional shares of Common Stock of the Company pursuant to the Investment Agreement, the Debt Exchange, and the Rights Offering, as described below in Item 4 of this Amendment No. 4 to Schedule 13D.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul S. Levy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 8,952,551.5*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 8,952,551.5*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,952,551.5*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14		TYPE OF REPORTING PERSON IN
*      Subject to the closing of the Recapitalization Transaction, Paul S. Levy may become the beneficial owner of additional shares of Common Stock of the Company pursuant to the Investment Agreement, the Debt Exchange, and the Rights Offering, as described below in Item 4 of this Amendment No. 4 to Schedule 13D.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JWP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON OO
*      Subject to the closing of the Recapitalization Transaction, JWP LLC may become the beneficial owner of shares of Common Stock of the Company pursuant to the Investment Agreement and Debt Exchange, as described below in Item 4 of this Amendment No. 4 to Schedule 13D.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus Private Equity IX, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,055,392.5*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,055,392.5*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,055,392.5*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14		TYPE OF REPORTING PERSON PN
*      Subject to the closing of the Recapitalization Transaction, Warburg Pincus Private Equity IX, L.P. may become the beneficial owner of additional shares of Common Stock of the Company pursuant to the Investment Agreement, the Debt Exchange, and the Rights Offering, as described below in Item 4 of this Amendment No. 4 to Schedule 13D.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus IX, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,055,392.5*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,055,392.5*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,055,392.5*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14		TYPE OF REPORTING PERSON OO
*      Subject to the closing of the Recapitalization Transaction, Warburg Pincus IX, LLC may become the beneficial owner of additional shares of Common Stock of the Company pursuant to the Investment Agreement, the Debt Exchange, and the Rights Offering, as described below in Item 4 of this Amendment No. 4 to Schedule 13D.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,055,392.5*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,055,392.5*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,055,392.5*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14		TYPE OF REPORTING PERSON OO
*      Subject to the closing of the Recapitalization Transaction, Warburg Pincus Partners, LLC may become the beneficial owner of additional shares of Common Stock of the Company pursuant to the Investment Agreement, the Debt Exchange, and the Rights Offering, as described below in Item 4 of this Amendment No. 4 to Schedule 13D.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,055,392.5*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,055,392.5*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,055,392.5*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14		TYPE OF REPORTING PERSON OO
*      Subject to the closing of the Recapitalization Transaction, Warburg Pincus LLC may become the beneficial owner of additional shares of Common Stock of the Company pursuant to the Investment Agreement, the Debt Exchange, and the Rights Offering, as described below in Item 4 of this Amendment No. 4 to Schedule 13D.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus & Co.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,055,392.5*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,055,392.5*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,055,392.5*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14		TYPE OF REPORTING PERSON PN
*      Subject to the closing of the Recapitalization Transaction, Warburg Pincus & Co. may become the beneficial owner of additional shares of Common Stock of the Company pursuant to the Investment Agreement, the Debt Exchange, and the Rights Offering, as described below in Item 4 of this Amendment No. 4 to Schedule 13D.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles R. Kaye
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,055,392.5*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,055,392.5*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,055,392.5*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14		TYPE OF REPORTING PERSON IN
*      Subject to the closing of the Recapitalization Transaction, Charles R. Kaye may become the beneficial owner of additional shares of Common Stock of the Company pursuant to the Investment Agreement, the Debt Exchange, and the Rights Offering, as described below in Item 4 of this Amendment No. 4 to Schedule 13D.

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph P. Landy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ⊠
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,055,392.5*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,055,392.5*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,055,392.5*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14		TYPE OF REPORTING PERSON IN
*      Subject to the closing of the Recapitalization Transaction, Joseph P. Landy may become the beneficial owner of additional shares of Common Stock of the Company pursuant to the Investment Agreement, the Debt Exchange, and the Rights Offering, as described below in Item 4 of this Amendment No. 4 to Schedule 13D.

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 2, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on December 8, 2006 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on March 14, 2008 (“Amendment No. 2”), and Amendment No. 3 thereto filed with the SEC on September 1, 2009 (“Amendment No. 3) (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and this Amendment No. 4, are collectively referred to herein as the “Schedule 13D”).

This Amendment No. 4 relates to the shares of the common stock, par value $0.01 per share (the “Common Stock”), of Builders FirstSource, Inc., a Delaware corporation (the “Company”), owned by Building Products, LLC, a Delaware limited liability company (“Building Products LLC”); JLL Partners Fund V, L.P., a Delaware limited partnership (“JLL Fund V”); JLL Associates V, L.P., a Delaware limited partnership (“JLL Associates V”) and the general partner of JLL Fund V; JLL Associates G.P. V, L.L.C., a Delaware limited liability company (“JLL Associates G.P. ”) and the general partner of JLL Associates V; Mr. Paul S. Levy, the sole member of JLL Associates G.P. (JLL Fund V, JLL Associates V, JLL Associates G.P., and Mr. Levy collectively being the “JLL Reporting Persons”); and Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“Warburg Pincus Fund IX”); Warburg Pincus IX, LLC, a New York limited liability company and sole general partner of Warburg Pincus Fund IX (“WP IX LLC”); Warburg Pincus Partners, LLC, a New York limited liability company and sole member of WP IX LLC (“WPP LLC”); Warburg Pincus LLC, a New York limited liability company that manages Warburg Pincus Fund IX (“WP LLC”); Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP”); and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC (Warburg Pincus Fund IX, WP IX LLC, WPP LLC, WP LLC, WP, Mr. Kaye and Mr. Landy collectively being the “Warburg Pincus Reporting Persons”); and JWP LLC, a Delaware limited liability company (“JWP LLC”), the members of which are JLL Fund V and Warburg Pincus Fund IX.  Building Products LLC, the JLL Reporting Persons, the Warburg Pincus Reporting Persons, and JWP LLC are collectively referred to herein as the “Reporting Persons”).  Except as specifically amended by this Amendment No. 4, items in the Schedule 13D are unchanged.

Information in this Amendment No. 4 with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

JLL Fund V and Warburg Pincus Fund IX each will obtain the funds used to acquire any securities purchased pursuant to the Investment Agreement and the Recapitalization Transaction (each as defined below), as described in Item 4, from capital contributions of their respective partners or from working capital.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On October 23, 2009, JLL Fund V and Warburg Pincus Fund IX entered into an Investment Agreement (the “Investment Agreement”) with the Company in connection with an approximately $205.0 million rights offering (the “Rights Offering”) of the Company’s Common Stock and a debt exchange with certain holders of the Company’s outstanding Second Priority Senior Secured Floating Rate Notes due 2012 (the “Notes”) (the “Debt Exchange,” and, collectively with the Rights Offering, the “Recapitalization Transaction”) to be conducted by the Company.

Under the terms of the Rights Offering, the Company will distribute, at no charge, to the holders of the Company’s Common Stock as of a record date to be set by the Company’s board of directors transferable rights (“Rights”) to subscribe for and purchase up to an aggregate of 58,571,428 shares of the Company’s Common Stock (the “Offered Shares”) at a subscription price of $3.50 per share (as adjusted for any stock split, combination, reorganization, recapitalization, stock dividend, stock distribution or similar event, the “Subscription Price”) such that, if the Rights are exercised in full by holders thereof, the Company will receive gross proceeds of approximately $205.0 million.  Each holder of a Right will be entitled (the “Basic Subscription Privilege”) to purchase up to its pro rata portion of the Offered Shares at the Subscription Price.  Each holder of a Right (other than JLL Fund V and Warburg Pincus Fund IX) that exercises in full its Basic Subscription Privilege will be entitled (the “Over-Subscription Privilege”) to subscribe for additional Offered Shares at the Subscription Price (up to the number of Offered Shares for which a holder of Rights subscribed under the Basic Subscription Privilege and subject to proration), to the extent that holders of Rights do not subscribe for all of the Offered Shares available under the Basic Subscription Privilege.

Under the terms of the Debt Exchange, (i) certain holders of outstanding Notes will exchange, at par, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(2) thereunder, the outstanding Notes held by them for up to $145.0 million of newly issued second priority senior secured floating rate notes that mature in 2016 (the “New Notes”), or for up to $130.0 million in cash from a portion of the proceeds of the Rights Offering, or for a combination of New Notes and cash, or, under certain circumstances, shares of the Company’s Common Stock; and (ii) the Company will solicit consents from holders of outstanding Notes to amend the Indenture, dated as of February 11, 2005, governing the Notes (the “Old Indenture”) to eliminate certain restrictive covenants and release the liens on the collateral securing the Notes.  On October 23, 2009, the Company entered into a Support Agreement with certain holders of outstanding Notes pursuant to which such holders agreed to exchange their Notes in the Debt Exchange and to consent to the amendments to the Old Indenture.

Under the terms of the Investment Agreement, to the extent that the gross proceeds of the Rights Offering are less than $75.0 million, the Company will have the right to require each of JLL Fund V and Warburg Pincus Fund IX to purchase, following expiration of the Rights Offering, at the Subscription Price, fifty percent (50%) of that positive number of Offered Shares issuable pursuant to Rights, if any, equal to (i) 21,428,572 shares of the Company’s Common Stock minus (ii) the number of Offered Shares validly subscribed for and purchased under the Basic Subscription Privilege and the Over-Subscription Privilege, such that the total gross proceeds of the Rights Offering equal $75.0 million.  In addition, to the extent that the Rights Offering is not fully subscribed, each of JLL Fund V and Warburg Pincus Fund IX has agreed to exchange up to $48.909 million in aggregate principal amount of Notes held indirectly by it through JWP LLC (the “Investor Notes”) in the Debt Exchange for shares of the Company’s Common Stock at an exchange price equal to the Subscription Price, to the extent of such deficiency and subject to proration from the participation of other holders of Notes who elect to exchange their Notes in the Debt Exchange for shares of the Company’s Common Stock not subscribed for through the exercise of Rights in the Rights Offering.  If there is an insufficient number of shares of the Company’s Common Stock available for exchange in the Debt Exchange (after giving effect to any proration of such available shares of Common Stock) for all of the Investor Notes to be exchanged for shares of the Company’s Common Stock, JLL Fund V and Warburg Pincus Fund IX have agreed to exchange any remaining Investor Notes for New Notes, cash, or a combination thereof, subject to proration.

JLL Fund V and Warburg Pincus Fund IX are also obligated under the Investment Agreement not to transfer, without the prior written consent of the special committee of the Company’s board of directors, (i) during the pendency of the Rights Offering, any Rights distributed, directly or indirectly, to them and (ii) until the earlier of the closing of the Recapitalization Transaction or termination of the Investment Agreement, any Notes or shares of the Company’s Common Stock held, directly or indirectly, by them, except, in each case, to affiliates who agree to be bound by the terms of the Investment Agreement.  The Investment Agreement also contains customary representations and warranties and indemnification provisions.

Closing of the transactions contemplated by the Investment Agreement is subject to the satisfaction or waiver of the following conditions: (i) receipt of approval of the Company’s stockholders of the issuance of shares of the Company’s Common Stock in the Rights Offering, pursuant to the Investment Agreement, and in the Debt Exchange; (ii) the exchange of at least ninety-five percent (95%) of the aggregate principal amount of outstanding Notes in the Debt Exchange; (iii) court approval of the settlement of certain litigation related to the recapitalization of the Company; and (iv) other customary conditions.

JLL Fund V and Warburg Pincus Fund IX have agreed to vote (or cause to be voted) the shares of the Company’s Common Stock owned by them in favor of the issuance of shares of the Company’s Common Stock in the Rights Offering, pursuant to the Investment Agreement, and in the Debt Exchange at the special meeting of stockholders to be called therefor by the Company.

Pursuant to the Investment Agreement, the Company will reimburse JLL Fund V and Warburg Pincus Fund IX for their reasonable, documented out-of-pocket costs and expenses incurred in connection with the Recapitalization Transaction.

In addition, under the terms of the Investment Agreement, the Company has agreed to enter into a registration rights agreement with JLL Fund V and Warburg Pincus Fund IX at the closing of the Recapitalization Transaction to provide JLL Fund V and Warburg Pincus Fund IX with certain customary demand and “piggyback” registration rights with respect to the shares of the Company’s Common Stock owned by JLL Fund V and Warburg Pincus Fund IX and their affiliates.

The Investment Agreement may be terminated by the parties prior to the closing of the Recapitalization Transaction under certain circumstances, including breach of the Investment Agreement or in the event the Recapitalization Transaction has not closed by February 15, 2010.

The foregoing description of the Investment Agreement is a summary only and is qualified, in all respects, by the provisions of the Investment Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

As of the date of this Schedule 13D, other than as described above with respect to the Investment Agreement and the Recapitalization Transaction, there are no current plans or proposals of the Reporting Persons that relate to or would result in any of the actions identified in Item 4(a) through Item 4(j).

Item 5.  Interest in Securities of the Issuer

Item 5(c) is hereby amended by replacing it in its entirety with the following:

No transactions in the Company’s Common Stock were effected by any of the Reporting Persons during the sixty days preceding the date of this Amendment No. 4.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The information provided in Item 4 of this Amendment No. 4 is incorporated by reference to this Item 6.

Item 7.  Material to be Filed as Exhibits

Exhibit 1	Investment Agreement, dated as of October 23, 2009, by and among JLL Partners Fund V, L.P., Warburg Pincus Private Equity IX, L.P., and Builders FirstSource, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2009

BUILDING PRODUCTS, LLC

/s/ Paul S. Levy
Paul S. Levy, Manager

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2009

JLL PARTNERS FUND V, L.P.

By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2009

JLL ASSOCIATES V, L.P.

By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2009

JLL ASSOCIATES G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2009

/s/ Paul S. Levy
Paul S. Levy

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2009

WARBURG PINCUS PRIVATE EQUITY IX, L.P

By its General Partner, Warburg Pincus IX, LLC
By its Sole Member, Warburg Pincus Partners, LLC
By its Managing Member, Warburg Pincus & Co.

/s/ Scott A. Arenare
Scott A. Arenare Partner

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2009

WARBURG PINCUS IX, LLC

By its Sole Member, Warburg Pincus Partners, LLC
By its Managing Member, Warburg Pincus & Co.

/s/ Scott A. Arenare
Scott A. Arenare Partner

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2009

WARBURG PINCUS PARTNERS, LLC

By its Managing Member, Warburg Pincus & Co.

/s/ Scott A. Arenare
Scott A. Arenare Partner

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2009

WARBURG PINCUS LLC

/s/ Scott A. Arenare
Scott A. Arenare Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2009

WARBURG PINCUS & CO.

/s/ Scott A. Arenare
Scott A. Arenare Partner

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2009

/s/ Scott A. Arenare
Charles R. Kaye
By:	Scott A. Arenare
Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2009

/s/ Scott A. Arenare
Joseph P. Landy
By:	Scott A. Arenare
Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2009

JWP LLC

By JLL Partners Fund V, L.P.

By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Paul S. Levy
Paul S. Levy, as Managing Member of JLL Associates G.P. V, L.L.C.

By Warburg Pincus Private Equity IX, L.P.

By its General Partner, Warburg Pincus IX, LLC
By its Sole Member, Warburg Pincus Partners, LLC
By its Managing Member, Warburg Pincus & Co.

/s/ Scott A. Arenare
Scott A. Arenare Partner